As filed with the Securities and Exchange Commission on February 26, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIM REAL ESTATE FINANCE TRUST, INC.
(Name of Subject Company)

CIM REAL ESTATE FINANCE TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

19326U100
(CUSIP Number of Class of Securities)

Nathan D. DeBacker
CIM Real Estate Finance Trust, Inc.
Chief Financial Officer and Treasurer
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Lauren Burnham Prevost
Seth K. Weiner
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Comrit Investments 1, Limited Partnership (“Comrit”) to purchase an aggregate of up to 15,550,000 shares of the outstanding common stock, par value $0.01 per share, of CIM Real Estate Finance Trust, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $4.50 per share (the “Offer Price”) in cash. As discussed below, the Company’s board of directors recommends that the stockholders reject the tender offer by Comrit to purchase their shares of the Company’s common stock.
Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is CIM Real Estate Finance Trust, Inc., a Maryland corporation. The address of the principal executive offices of the Company is 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016, and the Company’s telephone number is (602) 778-8700.
(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of February 11, 2021, there were 362,001,968 shares of common stock outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Comrit to purchase up to 15,550,000 Shares at a purchase price equal to $4.50 per share, subject to the conditions set forth in the Offer to Purchase dated February 11, 2021 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “Comrit Offer”), as set forth in Comrit’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021, as amended on February 24, 2021 (the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of Comrit are 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101, and its telephone number is 972-3-519-9936.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Comrit and its executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for the agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Part I – Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020 (the “2019 Form 10-K”), as well as Note 11, Related-Party Transactions and Arrangements, to the Consolidated Financial Statements contained in “Part IV – Item 15. Exhibits and Financial Statement Schedules” in the 2019 Form 10-K, which information is incorporated herein by reference, (b) the sections entitled “Part III – Item 10. Directors, Executive Officers and Corporate Governance – Independence,” “Part III – Item 10. Directors, Executive Officers and Corporate Governance – Board Committees – Audit Committee,” “Part III – Item 10. Directors, Executive Officers and Corporate Governance – Board Leadership Structure,” “Part III – Item 11. Executive Compensation – Compensation of Directors,” “Part III – Item 11. Executive Compensation – Compensation Committee Interlocks and Insider Participation,” “Part III – Item 11. Executive Compensation – Compensation of Executive Officers,” “Part III – Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Part III – Item 13. Certain Relationships and Related Transactions and Director Independence” in the Company’s Amendment No. 1 on Form 10-K/A to the 2019 Form 10-K, filed with the SEC on April 27, 2020 (the “2019 Form 10-K/A”), which information is incorporated herein by reference, and (c) Note 12, Related-Party Transactions and Arrangements, to the Condensed Consolidated Financial Statements contained in the section entitled “Part I – Item 1. Financial Statements” in the Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 13, 2020 (the “Quarterly Report”), which information is incorporated herein by reference. The 2019 Form 10-K and 2019 Form 10-K/A were previously made available to all of the Company’s stockholders within the past year, and the 2019 Form 10-K, 2019 Form 10-K/A and Quarterly Report are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.
(a) Recommendation. The Company’s board of directors recommends that the stockholders reject the tender offer by Comrit to purchase their shares of the Company’s common stock. The information set forth in the letter to stockholders, dated February 26, 2021 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Comrit Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Comrit Offer.
Item 6. Interest in Securities of the Subject Company.
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as set forth in this Item 6.
As described in the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2020, on December 21, 2020, the Company completed the mergers with Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”), pursuant to (i) the Agreement and Plan of Merger, dated August 30, 2020 (as amended on November 3, 2020, the “CCIT III Merger Agreement”), by and among the Company, Thor III Merger Sub, LLC, a wholly owned subsidiary of the Company (“CCIT III Merger Sub”), and CCIT III and (ii) the Agreement and Plan of Merger, dated August 30, 2020 (as amended on each of October 22, 2020, October 24, 2020 and October 29, 2020, the “CCPT V Merger Agreement”), by and among the Company, Thor V Merger Sub, LLC, a wholly owned subsidiary of the Company (“CCPT V Merger Sub”), and CCPT V, respectively.
At the effective time of the merger of CCIT III with and into CCIT III Merger Sub (the “CCIT III Merger”), each issued and outstanding share of CCIT III’s Class A common stock, $0.01 par value per share, and Class T common stock, $0.01 par value per share (collectively, “CCIT III Common Stock”), was converted into the right to receive 1.098 shares of the Company’s common stock, subject to the treatment of fractional shares in accordance with the CCIT III Merger Agreement. The estimated maximum number of shares of the Company’s common stock issued in connection with the CCIT III Merger is 3,545,930, based on the product of 3,229,444 shares of CCIT III Common Stock outstanding as of October 1, 2020 multiplied by the exchange ratio of 1.098 shares of the Company’s common stock for each share of CCIT III Common Stock. At the effective time of the CCIT III Merger, the estimated net asset value per share of the Company’s common stock was $7.31.
At the effective time of the merger of CCPT V with and into CCPT V Merger Sub (the “CCPT V Merger”), each issued and outstanding share of CCPT V’s Class A common stock, $0.01 par value per share, and Class T common stock, $0.01 par value per share (collectively, “CCPT V Common Stock”), was converted into the right to receive 2.892 shares of the Company’s common stock, subject to the treatment of fractional shares in accordance with the CCPT V Merger Agreement. The estimated maximum number of shares of the Company’s common stock issued in connection with the CCPT V Merger is 49,028,502, based on the product of 16,953,147 shares of CCPT V Common Stock outstanding as of October 1, 2020 multiplied by the exchange ratio of 2.892 shares of the Company’s common stock for each share of CCPT V Common Stock. At the effective time of the CCPT V Merger, the estimated net asset value per share of the Company’s common stock was $7.31.
Cole Corporate Income Management III, LLC acquired 21,960 shares of the Company’s common stock pursuant to the CCIT III Merger. Richard S. Ressler, the Chief Executive Officer, President and Chairman of the board of directors of the Company, and Avraham Shemesh, a member of the board of directors of the Company, each may be deemed to beneficially own the shares owned by Cole Corporate Income Management III, LLC because of their positions with CIM Group, LLC, which is the sole common equity member of CCO Group, LLC, which owns and controls Cole Corporate Income Management III, LLC. Each of Mr. Ressler and Mr. Shemesh disclaims beneficial ownership of such shares of the Company’s common stock except to the extent of his indirect pecuniary interest therein.

Cole REIT Management V, LLC acquired 340,256.438 shares of the Company’s common stock pursuant to the CCPT V Merger. Mr. Ressler and Mr. Shemesh each may be deemed to beneficially own the shares owned by Cole REIT Management V, LLC because of their positions with CIM Group, LLC, which is the sole common equity member of CCO Group, LLC, which owns and controls Cole REIT Management V, LLC. Each of Mr. Ressler and Mr. Shemesh disclaims beneficial ownership of such shares of the Company’s common stock except to the extent of his indirect pecuniary interest therein.
Additionally, certain independent directors of the Company acquired shares of the Company’s common stock pursuant to the CCIT III Merger and the CCPT V Merger, as described in the table below.

Name	Date of Acquisition	Number of Shares	Nature of Transaction	Price per Share
Stephen O. Evans	December 21, 2020	12,832.752	Acquired pursuant to CCIT III Merger	$7.31
W. Brian Kretzmer	December 21, 2020	10,779.511	Acquired pursuant to CCIT III Merger	$7.31
Howard A. Silver	December 21, 2020	10,266.191	Acquired pursuant to CCIT III Merger	$7.31
Marcus E. Bromley	December 21, 2020	44,064.878	Acquired pursuant to CCPT V Merger	$7.31
Robert A. Gary IV	December 21, 2020	13,442.82	Acquired pursuant to CCPT V Merger	$7.31
Calvin E. Hollis	December 21, 2020	8,436.08	Acquired pursuant to CCPT V Merger	$7.31
Item 7. Purposes of the Transaction and Plans or Proposals.
(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.
(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.
(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Comrit Offer that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon management’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I – Item 1A. Risk Factors” in the Company’s 2019 Form 10-K (incorporated herein by reference) and “Part II – Item 1A. Risk Factors” in the Company’s Quarterly Report (incorporated herein by reference). These factors include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.
Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*	Letter to Stockholders from Richard S. Ressler, Chief Executive Officer, President and Chairman of the Board of Directors of the Company, dated as of February 26, 2021.
(e)(1)**	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 30, 2020.
(e)(2)**	Excerpts from Amendment No. 1 on Form 10-K/A to the Company's Annual Report on Form 10-K filed by the Company with the SEC on April 27, 2020.
(e)(3)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 13, 2020.
_________________
*    Included in copy mailed to stockholders.
**    Those sections of the 2019 Form 10-K, Form 10-K/A and Quarterly Report specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021	CIM REAL ESTATE FINANCE TRUST, INC.
	By:	/s/ Nathan D. DeBacker
	Name:	Nathan D. DeBacker
	Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer)